UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Reebonz Holding Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G7457R106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7457R106

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Vertex Venture Holdings Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,283,245
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power 4,283,245
	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,283,245
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 19.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

Item 1.

	(a)	Name of Issuer Reebonz Holding Limited

	(b)	Address of Issuer’s Principal Executive Offices c/o Reebonz Limited 5 Tampines North Drive 5 #07-00 Singapore 528548

Item 2.

	(a)	Name of Person(s) Filing Vertex Venture Holdings Ltd (“Vertex”)

	(b)	Address of Principal Business Office or, if none, Residence 250 North Bridge Road #11-01 Raffles City Tower, Singapore 179101

	(c)	Citizenship Singapore

	(d)	Title of Class of Securities Ordinary Shares, $0.0001 par value per share

	(e)	CUSIP Number G7457R106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Person	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned
Vertex Venture Holdings Ltd	4,283,245	*	0	4,283,245	*	19.9	%*

*

Consists of 2,611,084 shares held directly by Vertex Asia Growth Ltd., 810,990 shares held by Vertex Asia Investments Pte Ltd., and 786,702 shares and 74,469 warrants to purchase ordinary shares held by Vertex Co-Investment Fund Pte Ltd. Percentage calculated based upon information contained in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on December 26, 2018, reflecting 21,493,758 ordinary shares, par value $0.001 per share, of the Issuer (“Ordinary Shares”) outstanding as of December 26, 2018.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2019

VERTEX VENTURE HOLDINGS LTD

By:	/s/ Chua Kee Lock
Name: Chua Kee Lock
Title: Director